SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34677; 812–05753

VALIC Timed Opportunity Fund, Inc.; Notice of Intention to Rescind Order

August 17, 2022

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of the Commission's intention to rescind an order pursuant to section 38(a) of the Investment Company Act of 1940 ("Act").

Summary: The Commission intends to rescind an order issued on May 16, 1984, on an application filed by VALIC Timed Opportunity Fund, Inc. (the "Applicant"), which granted exemptions from sections 18(f)(1) and 17(f) of the Act (the "Exemptive Order ").[1]

Hearing or Notification of Hearing: An order rescinding the Exemptive Order will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.. Hearing requests should be received by the Commission by 5:30 p.m. on September 12, 2022. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

Address: Secretary, Commission: Secretarys-Office@sec.gov.

For Further Information Contact: Jessica Leonardo, Senior Counsel, at 202-551-7125, (Division of Investment Management, Chief Counsel's Office).

Supplementary Information:

The Commission issued the Exemptive Order exempting the Applicant from the provisions of

---

[1] VALIC Timed Opportunity Fund, Inc., Investment Company Act Release Nos. 13891 (Apr. 17, 1984) (notice) and 13943 (May 16, 1984) (order). The Applicant has undergone several name changes since the order was issued, and since December 31, 2001 has been named the "Asset Allocation Fund" (a series company of the registrant VALIC Company I). *See* VALIC Company I, Statement of Additional Information, Co, Oct. 1, 2015, https://www.sec.gov/Archives/edgar/data/719423/000119312515327556/d93331d485bpos.htm.

section 18(f)(1) and section 17(f) of the Act to the extent necessary to permit it to invest in stock index futures contracts and interest rate futures contracts for hedging purposes. The Exemptive Order was expressly subject to compliance with the undertakings made in the application.

On November 2, 2020, the Commission adopted rule 18f-4, which provides an updated and more comprehensive approach to the regulation of registered investment company ("fund") and business development company use of derivatives and certain other transactions by replacing existing Commission and staff guidance with a codified, consistent regulatory framework.[2] The undertakings of the Exemptive Order relating to section 18(f)(1) and the Applicant's investments in stock index futures contracts and interest rate futures contracts are superseded by rule 18f-4, which became effective on February 19, 2021 and with which funds will have to comply as of August 19, 2022. In addition, as a general matter, a fund trading in exchange-traded futures and commodity options can rely on rule 17f-6, which permits funds to maintain their assets with futures commission merchants in connection with futures contracts and commodity options traded on U.S. and foreign exchanges.[3]

Section 38(a) of the Act states, in relevant part, that the Commission shall have authority to rescind an order as is necessary or appropriate to the exercise of the powers conferred upon the Commission

---

[2]   *See Use of Derivatives by Registered Investment Companies and Business Development Companies*, Investment Company Act Release No. 34084 (Nov. 2, 2020) at https://www.sec.gov/rules/final/2020/ic-34084.pdf.

[3]   *See* 17 CFR 270.17f-6; *Custody of Investment Company Assets with Futures Commissions Merchants and Commodity Clearing Organizations*, Investment Company Act Release No. 22389 (Dec. 11, 1996), https://www.sec.gov/rules/final/ic-22389.txt. We also note that based on its filings on Form N-CEN, the Applicant has not reported that it relies on the Exemptive Order.

elsewhere in the Act.[4] On the basis of rules 18f-4 and 17f-6 and the discussions in the releases adopting

each of those rules, and on the authority granted to the Commission in section 38(a) of the Act, the

Commission intends to rescind the Exemptive Order.

By the Commission,

J. Matthew DeLesDernier
Assistant Secretary

---

[4]   15 U.S.C 80a-37(a). (stating in relevant part, "[t]he Commission shall have authority from time to time to make, issue, amend, and rescind such rules and regulations and such orders as are necessary or appropriate . . . .").